FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313, 333-170848 and 333-172317)

TABLE OF CONTENTS

Item
1	Financial statements for the years ended December 31, 2009, 2008 and 2007, as amended

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the accompanying consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled and jointly controlled companies (the “Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

As discussed in Note 1.b, the accompanying consolidated financial statements as of December 31, 2009, 2008 and 2007 have been retrospectively adjusted for effecting the change in the Company’s accounting policy in relation to the recognition of the deferred income tax liability due to the application of the method for restatement in constant Argentine pesos.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Notes 13, 14 and 15 to the consolidated financial statements.

Buenos Aires City, Argentina
June 28, 2010 (March 11, 2011 as to the effects of the change in accounting policy described in Note 1.b)

Deloitte & Co. S.R.L.

Diego O. De Vivo
Partner

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007, AS AMENDED (Note 1.b)
(Amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos - Note 1.a)

	2009	2008	2007

Net sales (Note 3.k)	34,320	34,875	29,104
Cost of sales (Note 16.d)	(23,177)	(24,013)	(19,000)

Gross profit	11,143	10,862	10,104
Selling expenses (Note 16.f)	(2,490)	(2,460)	(2,120)
Administrative expenses (Note 16.f)	(1,102)	(1,053)	(805)
Exploration expenses (Note 16.f)	(552)	(684)	(522)

Operating income	6,999	6,665	6,657
(Loss) income on long-term investments	(9)	97	48
Other income (expense), net (Note 3.i)	159	(376)	(439)
Financial income (expense), net and holding (losses) gains:
Gains (losses) on assets
Interests	109	134	278
Exchange differences	182	416	142
Holding (losses) gains on inventories	(11)	476	451
Losses on liabilities
Interests	(958)	(492)	(292)
Exchange differences	(564)	(708)	(61)
Income from sale of long-term investments	—	—	5
Reversal of impairment of other current assets (Note 2.j)	—	—	69

Net income before income tax	5,907	6,212	6,858
Income tax (Note 3.j)	(2,218)	(2,311)	(2,482)

Net income	3,689	3,901	4,376

Earnings per share (Note 1.a)	9.38	9.92	11.13

The accompanying notes are an integral part of these statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009, 2008 AND 2007, AS AMENDED (Note 1.b)
(Amounts expressed in million of Argentine pesos - Note 1.a)

	2009	2008	2007

Current Assets
Cash	669	391	196
Investments (Note 3.a)	1,476	825	655
Trade receivables (Note 3.b)	2,831	2,702	3,235
Other receivables (Note 3.c)	2,490	1,861	4,361
Inventories (Note 3.d)	3,066	3,449	2,573

Total current assets	10,532	9,228	11,020

Noncurrent Assets
Trade receivables (Note 3.b)	22	24	32
Other receivables (Note 3.c)	527	391	292
Investments (Note 3.a)	661	741	682
Fixed assets (Note 3.e)	27,993	28,028	25,434
Intangible assets	12	6	8

Total noncurrent assets	29,215	29,190	26,448

Total assets	39,747	38,418	37,468

Current Liabilities
Accounts payable (Note 3.f)	5,863	6,763	4,343
Loans (Note 3.g)	4,679	3,219	471
Salaries and social security	298	284	213
Taxes payable	1,437	1,132	1,441
Net advances from crude oil purchasers	—	—	9
Reserves (Notes 10 and 16.c)	341	588	466

Total current liabilities	12,618	11,986	6,943

Noncurrent Liabilities
Accounts payable (Note 3.f)	4,391	3,473	2,542
Loans (Note 3.g)	2,140	1,260	523
Salaries and social security	110	116	164
Taxes payable	828	753	1,027
Reserves (Notes 10 and 16.c)	1,959	1,857	1,853

Total noncurrent liabilities	9,428	7,459	6,109

Total liabilities	22,046	19,445	13,052
Shareholders’ Equity (per corresponding statements)	17,701	18,973	24,416

Total liabilities and shareholders’ equity	39,747	38,418	37,468

The accompanying notes are an integral part of these statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007, AS AMENDED (Note 1.b)
(Amounts expressed in million of Argentine pesos - Note 1.a)

	2009		2008		2007

Cash Flows from Operating Activities
Net income	3,689		3,901		4,376
Adjustments to reconcile net income to net cash flows provided by operating activities:
Loss (income) on long-term investments	9		(97)		(48)
Income from sale of long-term investments	—		—		(5)
Reversal of impairment of other current assets	—		—		(69)
Depreciation of fixed assets	4,832		4,775		4,139
Consumption of materials and fixed assets retired, net of allowances	645		647		247
Increase in allowances for fixed assets	1		2		116
Income tax	2,218		2,311		2,482
Increase in reserves	1,062		862		1,005
Changes in assets and liabilities:
Trade receivables	(21)		704		(981)
Other receivables	(725)		2,401		849
Inventories	383		(876)		(876)
Accounts payable	(461)		1,486		670
Salaries and social security	43		(21)		(25)
Taxes payable	(762)		(507)		(340)
Net advances from crude oil purchasers	—		(10)		(93)
Decrease in reserves	(1,207)		(736)		(537)
Interests, exchange differences and others	746		1,052		73
Dividends from long-term investments	38		51		54
Income tax payments	(1,076)		(2,387)		(2,281)

Net cash flows provided by operating activities	9,414	(1)	13,558	(1)	8,756 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(5,636	)(2)	(7,035	)(2)	(6,163)
Stock redemption (capital contributions) in long-term investments	3		—		(16)
Proceeds from sale of long-term investments	—		—		6
Investments (non cash and equivalents)	30		(8)		(14)

Net cash flows used in investing activities	(5,603)		(7,043)		(6,187)

Cash Flows from Financing Activities
Payment of loans	(13,870)		(5,400)		(1,860)
Proceeds from loans	15,886		8,540		1,411
Dividends paid	(4,897)		(9,287)		(2,360)

Net cash flows used in financing activities	(2,881)		(6,147)		(2,809)

Increase (decrease) in Cash and Equivalents	930		368		(240)

Cash and equivalents at the beginning of year	1,215		847		1,087
Cash and equivalents at the end of year	2,145		1,215		847

Increase (decrease) in Cash and Equivalents	930		368		(240)

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (372), (155) and (114) corresponding to interest cash payments for the years ended December 31, 2009, 2008 and 2007, respectively.
(2)	Includes 529 and 111 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén (Note 10.c.ii and iii), for the years ended December 31, 2009 and 2008, respectively.

The accompanying notes are an integral part of these statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007, AS AMENDED (Note 1.b)
(Amounts expressed in million of Argentine pesos - Note 1.a, except for per share amount in pesos)

	Shareholders’ Contributions

	Subscribed capital	Adjustment to contributions	Issuance premiums	Total	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity

Balance as of December 31, 2006	3,933	7,281	640	11,854	1,797	(124)	2,710	8,108	24,345
Cumulative effect of change in accounting policy (Note 1.b)	—	—	—	—	—	—	—	(1,934)	(1,934)
Restated balance as of December 31, 2006	3,933	7,281	640	11,854	1,797	(124)	2,710	6,174	22,411
As decided by the Board of Directors’ meeting of March 6, 2007:
– Cash dividends (Ps. 6 per share)	—	—	—	—	—	—	(2,360)	—	(2,360)
As decided by the Ordinary Shareholders’ meeting of April 13, 2007:
– Appropriation to Legal reserve	—	—	—	—	223	—	—	(223)	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	4,234	(4,234)	—
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(11)	—	—	(11)
Net income	—	—	—	—	—	—	—	4,376	4,376

Restated balance as of December 31, 2007	3,933	7,281	640	11,854	2,020	(135)	4,584	6,093	24,416
As decided by the Board of Directors’ meeting of February 6, 2008:
– Cash dividends (Ps. 10.76 per share)	—	—	—	—	—	—	(4,232)	—	(4,232)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 24, 2008:
– Cash dividends (Ps. 6.5 per share)	—	—	—	—	—	—	—	(2,557)	(2,557)
– Appropriation to Legal reserve	—	—	—	—	204	—	—	(204)	—
– Reversal of Reserve for future dividends	—	—	—	—	—	—	(352)	352	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	4,003	(4,003)	—
As decided by the Board of Directors’ meeting of November 6, 2008:
– Cash dividends (Ps. 6.35 per share)	—	—	—	—	—	—	(2,498)	—	(2,498)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(57)	—	—	(57)
Net income	—	—	—	—	—	—	—	3,901	3,901

Restated balance as of December 31, 2008	3,933	7,281	640	11,854	2,224	(192)	1,505	3,582	18,973
As decided by the Ordinary Shareholders’ meeting of April 28, 2009:
– Reversal of Reserve for future dividends	—	—	—	—	—	—	(1,505)	1,505	—
– Appropriation to Legal reserve	—	—	—	—	19	—	—	(19)	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	5,901	(5,901)	—
As decided by the Board of Directors’ meeting of May 5, 2009:
– Cash dividends (Ps. 6.3 per share)	—	—	—	—	—	—	(2,478)	—	(2,478)
As decided by the Board of Directors’ meeting of November 4, 2009:
– Cash dividends (Ps. 6.15 per share)	—	—	—	—	—	—	(2,419)	—	(2,419)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(64)	—	—	(64)
Net income	—	—	—	—	—	—	—	3,689	3,689

Restated balance as of December 31, 2009	3,933	7,281	640	11,854	2,243	(256)	1,004	2,856	17,701

The accompanying notes are an integral part of these statements.

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YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007, AS AMENDED (Note 1.b)
(Amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1.a)

1.	SIGNIFICANT ACCOUNTING POLICIES AND CHANGE IN ACCOUNTING POLICY

a)	Significant accounting policies:

The financial statements of YPF Sociedad Anónima (“YPF”) and its controlled and jointly controlled companies (the “Company”) have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”), and taking into consideration the regulations of the National Securities Commission (“CNV”).

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of this filing, individual financial statements have been omitted since they are not required for the United States Securities and Exchange Commission (“SEC”) reporting purposes.

Furthermore, certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009, for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for YPF for the fiscal year beginning on January 1, 2012.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the FACPCE and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Basis of consolidation

Following the methodology established by Technical Resolution No. 21 of the FACPCE, YPF has consolidated its balance sheets and the related statements of income and cash flows as follows:

•	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to YPF’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments and minority interest if applicable.

•	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of YPF’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering the elimination of intercompany profits, transactions, balances and other consolidations adjustments. The effect of this proportional consolidation for the year ended December 31, 2009 and comparative information, is disclosed in Note 13.b.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each

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year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholder’s equity in the account “Deferred Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains (losses) on assets - Exchange differences”.

The consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which could have produced changes on the latter’s shareholders’ equity.

The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments to the accounting information have been made to conform the accounting principles used by these companies to those of YPF. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign subsidiaries’ financial statements and the recognition of the deferred income tax liability related to the difference between the book value of fixed assets remeasured into constant Argentine pesos and the corresponding historical cost used for tax purposes (Note 1.b).

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Subsidies and incentives are recognized as sales in the income statement in the year in which the conditions for obtaining them are accomplished.

Revenues and costs related to construction activities, performed by a domestic subsidiary of YPF, are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current year. Anticipated losses on contracts in progress are expensed as soon as they become evident.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concession and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concession and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to the Provinces or the Nation, depending on the location. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 10.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments, trade receivables and current liabilities approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each year, for investments with the same remaining maturity, approximates its carrying value. As of December 31, 2009, 2008 and 2007 the fair value of loans payable estimated based on market prices or current interest rates at the end of each year amounted to 6,827, 4,399 and 1,049, respectively.

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Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is not significant, as a result of the Company’s large customer base.

As of December 31, 2009, YPF does not hold derivative financial instruments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2009, 2008 and 2007.

b)	Change in accounting policy:

In relation to the implementation of IFRS above mentioned, General Resolution No. 576/10 establishes that companies which, in accordance with generally accepted accounting principles in Argentina, had adopted the option to disclose in a note to the financial statements the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes shall recognize such liability with a debit to unappropriated retained earnings. The resolution also establishes that such recognition may be recorded in any interim or annual period until the transition date to IFRS is met, inclusive. Additionally, the resolution above mentioned establishes that, as an exception, the Ordinary Shareholders´ meeting that considers the financial statements for the fiscal year in which the deferred income tax liability is accounted for, can record such debit in unappropriated retained earnings into capital accounts not represented by shares (capital stock) or into retained earnings accounts, not providing a predetermined order for such accounting.

During the year ended December 31, 2010, the Company has recorded the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes. According to generally accepted accounting principles in Argentina, the effect of changes in the accounting policies must be recorded with retrospective effect as of the beginning of the first fiscal year presented. As a result of the adoption of the resolution above mentioned, the unappropriated retained earnings as of the end of each year have been modified as follows:

	Unappropriated retained earnings

	(Loss)

	2009	2008	2007	2006

Deferred income tax liability - YPF and controlled and jointly controlled companies	(1,086)	(1,276)	(1,523)	(1,799)
Deferred income tax liability - Investments in significant influence companies	(94)	(107)	(121)	(135)

	(1,180)	(1,383)	(1,644)	(1,934)

As a result of this change in accounting policy, net income for the years ended December 31, 2009, 2008 and 2007, increased by 203, 261 and 290, respectively.

The financial statements as of December 31, 2009, 2008 and 2007, are being amended to give retrospective effect to the change in accounting policy previously mentioned. The modification of this information does not imply any change to statutory decisions already taken.

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2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each year, if applicable. Investments with price quotation have been valued at fair value as of the end of each year.

–	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each year, including accrued interest, if applicable. Investments with price quotation have been valued at fair value at the relevant exchange rate in effect as of the end of each year. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is disclosed in Note 16.e.

When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories:

–	Refined products, products in process, crude oil and natural gas have been valued at current production cost or replacement cost, as applicable, as of the end of each year.

–	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each year.

Valuation of inventories does not exceed their estimated realizable value.

c)	Noncurrent investments:

These include the Company’s investments in companies under significant influence and holdings in other companies. These investments are detailed in Note 16.b and have been valued using the equity method, except for holdings in other companies, which have been valued at cost remeasured as detailed in Note 1.a.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since the Company exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, lower activity expectations, events of default on certain debts and the de-dollarization and freezing of certain utility rates.

Holdings in preferred shares have been valued at equity method considering the provisions defined in the respective bylaws.

Investments in companies with negative shareholders’ equity are disclosed in the “Accounts payable” account in the balance sheet, provided that the Company has the intention to provide the corresponding financial support.

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If necessary, adjustments to the accounting information have been made to conform the accounting principles used by companies under significant influence to those of YPF. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign related companies’ financial statements and the recognition of the deferred income tax liability corresponding to companies under significant influence related to the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes (Note 1.b).

Investments in companies under significant influence have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related companies which have produced changes on the latter shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Company has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method will not be subject to such tax.

d)	Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1.a, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 16.a. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. As of the issuance date of these financial statements, there are no exploratory wells for more than one year after the completion of the drilling.

–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties and extension of concessions with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

–	The capitalized costs related to areas with unproved reserves are periodically reviewed by Management to ensure that the carrying value does not exceed their estimated recoverable value.

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–	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

–	Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

–	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to the next major inspection.

Renewals and betterments that extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 8, does not exceed their estimated recoverable value.

e)	Salaries and Social Security - Pension Plans and other Postretirement and Postemployment benefits:

As of December 31, 2007, YPF Holdings Inc., which has operations in the United States of America, had three trustee defined- benefit pension plans and other postretirement and postemployment benefits.

In March 2008, YPF Holdings Inc. acquired certain contracts from Prudential Insurance Company (“Prudential”) to settle the liability associated with two of those defined-benefit pension plans, paying a premium amount of US$ 115 million. Prudential assumed the liabilities under these pension plans as of March 20, 2008.

The funding policy related to the outstanding pension plan as of December 31, 2009, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

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In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated.

During the year 2008, YPF Holdings Inc. curtailed the postretirement health care benefits to certain retirees. The effect of the curtailment on net income has not been material (Note 3.h).

The defined benefits and postretirement pension plans mentioned above are valued at net present value, are accrued on the years of active service of employees and are disclosed as non-current liabilities in the “Salaries and social security” account. As of December 31, 2009, the actuarial losses and gains were charged to the “Other income (expense), net” account of the statement of income. As of December 31, 2008 and 2007, the unrecognized actuarial losses and gains generated since December 31, 2003 were disclosed net of the present value of the obligation and were recognized in the statement of income during the expected average remaining service period of the employees participating in the plans and the life expectancy of the retired employees. The effect on net income related to the recognition of the change in the accounting criteria for actuarial gains and losses for the years ended December 31, 2008 and 2007, is not material. YPF Holdings Inc. updates the actuarial assumptions at the end of each year.

Other postretirement and postemployment benefits are funded as claims are incurred.

The additional disclosures related to the pension plans and other postretirement and postemployment benefits, are included in Note 3.h.

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. During the year ended December 31, 2010, and as indicated in Note 1.b, the Company has retrospectively recorded the deferred income tax liability above mentioned.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year.

However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

For the years ended December 31, 2009, 2008 and 2007, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of income of each year.

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Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 10.c). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate the royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. Up to March 2008, Resolution No. 534/2006 of the Ministry of Economy and Production (“MEP”) was in force, which, as from July 25, 2006, had raised the natural gas withholding rate from 20% to 45% and had established the natural gas import price from Bolivia as the basis for its determination. Resolution No. 532/2004 (in force until November, 2007) had settled the withholding rate for crude oil between 25% and 45% in function of the West Texas Intermediate (“WTI”) price, and between 5% and 25% for other refined products. On November 16, 2007, the MEP published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides reference prices and floor prices which in conjunction with the WTI determine the export rate for each product. For crude oil, when the WTI exceeds the reference price of US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the WTI is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007. As of December 31, 2009, the crude oil withholding rate determined according to Resolutions No. 394/2007 and No. 127/2008 of MEP, also currently applies to diesel, gasoline products and other refined products. In addition, the procedure above mentioned also applies to fuel oil, petrochemical gasoline, lubricants and liquefied petroleum gas (including propane, butane and blends) and other refined products, considering different reference and floor prices disclosed in the mentioned resolutions.

Natural gas export clients are currently absorbing the payment of export duties established by the Resolution No. 127/08. Some of them have paid reserving their rights to future claims.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g)	Allowances and reserves:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Reserves for losses are required to be accounted at the discounted value as of the end of each year, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

The activity in the allowances and reserves accounts is set forth in Note 16.c.

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h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i)	Shareholder’s equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of the investments in non-integrated foreign companies.

j)	Statement of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions at their face value.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

–	Depreciation of non-monetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.a.

–	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding (losses) gains on inventories” account.

–	Income (loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

–	The “Reversal of impairment of other current assets” account for the year ended December 31, 2007, includes the reversal of the impairment recorded as a consequence of the decision of the Company to suspend the selling process of certain oil and gas exploration and production assets on April, 2007. Consequently, the book value of the mentioned assets was transferred to fixed assets held for use.

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3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

a)	Investments:

	2009				2008				2007

	Current		Noncurrent		Current		Noncurrent		Current		Noncurrent

Short-term investments and government securities	1,476	(1)	150	(2)	825	(1)	179	(2)	655	(1)	168	(2)
Long-term investments (Note 16.b)	—		636		—		783		—		720
Allowance for reduction in value of holdings in long-term investments (Note 16.c)	—		(125)		—		(221)		—		(206)

	1,476		661		825		741		655		682

(1)	Includes 1,476, 824 and 651 as of December 31, 2009, 2008 and 2007, respectively, with an original maturity of less than three months.
(2)	Corresponds to restricted cash as of December 31, 2009, 2008 and 2007, which represents bank deposits used to pay labor claims and deposits used as guarantees given to government agencies.

b)	Trade receivables:

	2009		2008		2007

	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Accounts receivable	2,963	22	2,813	24	3,142	32
Related parties (Note 7)	281	—	306	—	533	—

	3,244	22	3,119	24	3,675	32
Allowance for doubtful trade receivables (Note 16.c)	(413)	—	(417)	—	(440)	—

	2,831	22	2,702	24	3,235	32

c)	Other receivables:

	2009		2008		2007

	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Tax credits, export rebates and production incentives	1,403	16	749	19	931	15
Trade	105	—	217	—	97	—
Prepaid expenses	208	82	154	80	111	60
Concessions charges	17	38	17	50	17	79
Related parties (Note 7)	192	74	178	109	2,681	—
Loans to clients	30	69	29	79	14	90
Trust contributions - Obra Sur	—	119	—	—	—	—
Advances to suppliers	125	—	160	—	132	—
Collateral deposits	177	4	91	18	80	19
Advances and loans to employees	42	—	69	—	46	—
From joint ventures and other agreements	100	—	101	—	62	—
Miscellaneous	185	142	230	84	312	79

	2,584	544	1,995	439	4,483	342
Allowance for other doubtful accounts (Note 16.c)	(94)	—	(134)	—	(122)	—
Allowance for valuation of other receivables to their estimated realizable value (Note 16.c)	—	(17)	—	(48)	—	(50)

	2,490	527	1,861	391	4,361	292

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d)	Inventories:

	2009	2008	2007

Refined products	1,715	1,941	1,612
Crude oil and natural gas	989	1,110	646
Products in process	59	69	46
Raw materials, packaging materials and others	303	329	269

	3,066	3,449	2,573

e)	Fixed assets:

	2009	2008	2007

Net book value of fixed assets (Note 16.a)	28,033	28,073	25,481
Allowance for unproductive exploratory drilling (Note 16.c)	(3)	(3)	(3)
Allowance for obsolescence of materials and equipment (Note 16.c)	(37)	(42)	(44)

	27,993	28,028	25,434

f)	Accounts payable:

	2009		2008		2007

	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Trade	4,576	40	4,841	45	3,131	21
Hydrocarbon wells abandonment obligations	238	4,016	547	3,130	395	2,316
Related parties (Note 7)	249	—	166	—	140	—
Investments in companies with negative shareholders’ equity	6	—	—	—	4	—
Extension of Concessions - Province of Neuquén (Note 10.c.ii and iii)	142	—	483	—	—	—
From joint ventures and other agreements	358	—	334	—	373	—
Environmental liabilities (Note 10.b)	179	285	172	257	137	166
Miscellaneous	115	50	220	41	163	39

	5,863	4,391	6,763	3,473	4,343	2,542

g)	Loans:

			2009		2008		2007
	Interest rates(1)	Principal maturity
			Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Negotiable Obligations	10.00 - 13.00%	2011 - 2028	6	547	364	224	14	523
Related parties (Note 7)	2.28 - 14.00%	2010 - 2011	912	380	94	1,036	—	—
Other financial debts	2.20 - 17.05%	2010 - 2012	3,761	1,213	2,761	—	457	—

			4,679	2,140	3,219	1,260	471	523

(1)	Annual interest rates as of December 31, 2009.

The maturities of the Company’s noncurrent loans, as of December 31, 2009, are as follows:

	From 1 to 2 years	From 2 to 3 years	Over 5 years	Total

Noncurrent loans	1,749	49	342	2,140

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Details regarding the Negotiable Obligations of YPF are as follows:

(in million)							Book Value

M.T.N. Program		Issuance					2009		2008		2007

Year	Amount	Year	Principal Value	Interest Rate(1)		Principal Maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

1997	US$1,000	1998	US$ 100	10.00%		2028	6	342	4	224	4	205
2008	US$1,000	2009	$ 205	13.00	%(2)	2011	—	205	—	—	—	—
1998	US$1,000	1999	US$ 225	—		—	—	—	360	—	10	318

							6	547	364	224	14	523

(1)	Annual interest rate as of December 31, 2009.
(2)	Accrues interest at a variable interest rate of BADLAR plus 1.75%.

In connection with the issued Negotiable Obligations, YPF has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders representing a percentage that varies between 10% and 25% of the total principal amount of the outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost of all YPF’s total outstanding debt is subject to cross-default provisions.

The Shareholders’ meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this offering shall be used exclusively to invest in fixed assets and working capital in Argentina. On September 24, 2009, YPF issued under the mentioned program the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos. Additionally, on March 4, 2010, the Company issued under the mentioned program the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

h)	Pension plans and postretirement benefits:

Defined - benefit obligations	2009	2008	2007

Net present value of obligations	93	117	472
Fair value of assets	—	—	(247)
Deferred actuarial losses	—	(1)	(61)

Recognized net liabilities	93	116	164

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Changes in the fair value of the defined-benefit obligations	2009	2008	2007

Liabilities at the beginning of the year	117	472	480
Settlement of obligations - Prudential (Note 2.e)	—	(319)	—
Translation differences	14	16	15
Service cost	—	1	1
Interest cost	8	10	28
Actuarial (gains) losses	(33)	16	25
Benefits paid and settlements	(13)	(79)	(77)

Liabilities at the end of the year	93	117	472

Changes in the fair value of the plan assets	2009	2008	2007

Fair value of assets at the beginning of the year	—	247	226
Settlement of obligations - Prudential (Note 2.e)	—	(242)	—
Translation differences	—	—	7
Expected return on assets	—	—	17
Actuarial losses	—	—	(1)
Employer and employees contributions	13	19	60
Benefits paid and settlements	(13)	(24)	(62)

Fair value of assets at the end of the year	—	—	247

	Income (Expense)

Amounts recognized in the Statement of Income	2009	2008	2007

Service cost	—	(1)	(1)
Interest cost	(8)	(10)	(28)
Expected return on assets	—	—	17
Actuarial gains (losses) recognized in the year	33	—	(1)
Gains (losses) on settlements	—	29	(8)

Total recognized as other income (expenses), net (Note 3.i)	25	18	(21)

Actuarial assumptions	2009		2008		2007

Discount rate	5.5%		6.2%		6.5%
Expected return on assets	N/A		N/A		7%
Expected increase on salaries	N/A	(1)	N/A	(1)	N/A (1)

(1)	Increase on salaries is not expected as there are no more active employees.

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Health care cost trend

For measurement purposes, an 8.7% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended December 31, 2009. The rate is assumed to decrease by 0.3% each year until reaching 4.5% in 2024 and remain in that level thereafter.

Expected employer’s contributions and estimated future benefit payments for the remaining plans are:

		Other Benefits

	Pension Benefits	Gross Benefits Payments	Implied Medicare Subsidy

Expected employer’s contributions for next year	2	—	—
Estimated future benefit payments are as follows:
2010	2	7	1
2011	2	7	1
2012	2	7	1
2013	2	7	1
2014	2	7	1
2015 - 2019	6	32	4

i)	Other income (expense), net:

	Income (Expense)

	2009	2008	2007

Credit (charge) for pending lawsuits and other claims	106	(104)	(194)
Environmental remediation - YPF Holdings Inc.	(134)	(303)	(206)
Recovery of sinisters	98	—	—
Defined benefit pension plans and other postretirement benefits (Note 3.h)	25	18	(21)
Miscellaneous	64	13	(18)

	159	(376)	(439)

j)	Income tax:

	2009		2008		2007

Current income tax	(2,302)		(2,595)		(2,765)
Deferred income tax	84		284		283

	(2,218	)(1)	(2,311	)(1)	(2,482	)(1)

(1)	Corresponds to income tax incurred in Argentina as of December 31, 2009, 2008 and 2007, respectively.

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The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2009, 2008, and 2007, is as follows:

	2009		2008	2007

Net income before income tax	5,907		6,212	6,858
Statutory tax rate	35%		35%	35%

Statutory tax rate applied to net income before income tax	(2,067)		(2,174)	(2,400)
Permanent differences:
(Loss) income on long-term investments(2)	(3)		34	17
Income from tax free jurisdiction - Law Nº 19,640 (Tierra del Fuego)	29		22	19
Tax amnesty - Law No. 26,476	(97)		—	—
Non taxable foreign source income	—		1	39
Miscellaneous	53		(2)	(45)
Increase of valuation allowance for temporary differences and tax loss and credit carryforwards(1)	(133)		(192)	(112)

	(2,218	)(1)	(2,311)	(2,482)

(1)	Relates to changes in circumstances and prospects that affect the future use of the temporary differences, tax loss and credit carryforwards.
(2)	The Company does not provide for income taxes on the unremitted earnings of equity method investees as it anticipates that they will be remitted in a tax free liquidation.

The breakdown of the net deferred tax asset as of December 31, 2009, 2008 and 2007, is as follows:

	2009	2008	2007

Deferred tax assets
Tax loss and credit carryforwards	1,154 (1)	1,050	812
Non deductible allowances and reserves and other liabilities	963	970	930
Miscellaneous	220	116	290

Total deferred tax assets	2,337	2,136	2,032

Deferred tax liabilities
Fixed assets	(1,445)	(1,495)	(1,972)
Miscellaneous	(10)	(85)	(76)

Total deferred tax liabilities	(1,455)	(1,580)	(2,048)
Valuation allowances	(1,520)	(1,278)	(990)

Net deferred tax liability	(638)	(722)	(1,006)

(1)	Tax loss and credit carryforwards will expire as follows: 1,055 after five years and 99 that carry forward indefinitely.

As explained in Note 1.b, 2.c and 2.f, the Company has recorded a deferred income tax liability corresponding to the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes.

k)	Net sales:

	2009	2008	2007

Sales	36,978	39,314	30,535
Turnover tax	(835)	(795)	(567)
Hydrocarbon export withholdings	(1,823)	(3,644)	(864)

	34,320	34,875	29,104

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4.	CAPITAL STOCK

YPF’s subscribed capital as of December 31, 2009, 2008 and 2007 was 3,933 and was represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2009, Repsol YPF S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 84.04% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercised significant influence through a 15.46% shareholding. Additionally, Repsol YPF granted certain individuals affiliated to PESA an option, which expires on February 21, 2012, to purchase from Repsol YPF up to an additional 10% of YPF’s outstanding capital stock.

Additionally, Repsol YPF and PESA have signed a shareholders’ agreement establishing, among other things, the adoption of a dividend policy to distribute 90% of the annual net income as dividends.

Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain. Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of December 31, 2009, there are 3,764 Class A outstanding shares. So long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2009, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 10 million and US$ 17 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

During the first quarter of 2010, the Company has issued letters of credit of an amount of US$ 30 million to provide assurance on certain environmental obligations from controlled companies, in order to avoid the restriction of funds.

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6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2009, the main exploration and production joint ventures and other agreements in which YPF participates are the following:

Name and Location	Ownership Interest	Operator

Acambuco Salta	22.50%	Pan American Energy LLC
Aguada Pichana Neuquén	27.27%	Total Austral S.A.
Aguaragüe Salta	30.00%	Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.
Consorcio CNQ7/A La Pampa and Mendoza	50.00%	Petro Andina Resources Ltd. Sucursal Argentina
El Tordillo Chubut	12.20%	Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.
Llancanelo Mendoza	51.00%	YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
Palmar Largo Formosa and Salta	30.00%	Pluspetrol S.A.
Puesto Hernández Neuquén and Mendoza	61.55%	Petrobràs Energía S.A.
Ramos Salta	15.00%(1)	Pluspetrol S.A.
San Roque Neuquén	34.11%	Total Austral S.A.
Tierra del Fuego Tierra del Fuego	30.00%	Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyàn Mendoza	60.00%	YPF S.A.
Zampal Oeste Mendoza	70.00%	YPF S.A.

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol S.A.

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Additionally, certain YPF’s subsidiaries participate in exploration and production agreements in the Gulf of Mexico.

The assets and liabilities as of December 31, 2009, 2008 and 2007 and production costs of the joint ventures and other agreements for the years then ended are as follows:

	2009	2008	2007

Current assets	272	256	187
Noncurrent assets	3,817	4,206	3,606

Total assets	4,089	4,462	3,793

Current liabilities	483	501	474
Noncurrent liabilities	641	541	373

Total liabilities	1,124	1,042	847

Production costs	2,049	1,685	1,423

Participation in joint ventures and other agreements have been calculated based upon the latest available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties which are not material except those for the “Neptune Project”. Total commitments related to the development of the Neptune Project amounts to approximately US$ 1.3 million.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2009, 2008 and 2007 from transactions with jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2009								2008								2007

	Trade receivables	Other receivables				Accounts payable	Loans		Trade receivables	Other receivables				Accounts payable	Loans		Trade receivables	Other receivables	Accounts payable

	Current	Current		Noncurrent		Current	Current	Noncurrent	Current	Current		Noncurrent		Current	Current	Noncurrent	Current	Current	Current
Jointly controlled companies:
Profertil S.A.	5	1		—		6	—	—	4	2		—		2	—	—	—	—	—
Compañía Mega S.A. (“Mega”)	152	—		—		5	—	—	124	—		—		—	—	—	167	—	—
Refinería del Norte S.A. (“Refinor”)	43	—		—		16	—	—	70	—		—		4	—	—	39	—	19

	200	1		—		27	—	—	198	2		—		6	—	—	206	—	19

Companies under significant influence:	22	168	(1)	74	(1)	25	—	—	16	99	(1)	109	(1)	36	—	—	25	27	33

Main shareholders and other related parties under their control:
Repsol YPF	—	8		—		112	—	—	—	7		—		68	—	—	—	6	43
Repsol YPF Transporte y Trading S.A.	—	—		—		—	—	—	4	—		—		5	—	—	199	—	3
Repsol YPF Gas S.A.	35	3		—		2	—	—	22	2		—		1	—	—	30	5	1
Repsol YPF Brasil S.A.	7	—		—		—	—	—	13	2		—		—	—	—	10	1,102	—
Repsol International Finance B.V.	—	1		—		—	—	—	—	1		—		—	—	—	—	1,427	—
Repsol Netherlands Finance B.V.	—	—		—		—	766	380	—	—		—		—	13	1,036	—	51	—
Nuevo Banco de Entre Ríos S.A.	—	—		—		—	50	—	—	—		—		—	23	—	—	—	—
Nuevo Banco de Santa Fe S.A.	—	—		—		—	75	—	—	—		—		—	45	—	—	—	—
Others	17	11		—		83	21	—	53	65		—		50	13	—	63	63	41

	59	23		—		197	912	380	92	77		—		124	94	1,036	302	2,654	88

	281	192		74		249	912	380	306	178		109		166	94	1,036	533	2,681	140

(1)	Includes mainly 234 and 200 with Central Dock Sud S.A. as of December 31, 2009 and 2008, respectively.

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The Company maintains purchase, sale and financing transactions with related parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2009, 2008 and 2007, include the following:

	2009				2008					2007

	Sales	Purchases and services	Loans obtained (paid), net	Interests and Commissions gains (losses), net	Sales	Purchases and services	Loans (granted) collected, net	Loans obtained (paid), net	Interests gains (losses), net	Sales	Purchases and services	Loans (granted) collected, net	Interests gains (losses), net

Jointly controlled companies:
Profertil S.A.	29	71	—	—	20	83	—	—	—	32	86	—	—
Mega	622	20	—	—	900	11	—	—	—	669	—	—	—
Refinor	201	84	—	—	140	62	—	—	—	199	66	—	—

	852	175	—	—	1,060	156	—	—	—	900	152	—	—

Companies under significant influence:	116	194	(13)	12	82	168	(173)	—	11	90	151	25	—

Main shareholders and other related parties under their control:
Repsol YPF	—	35	—	—	—	26	—	—	—	—	18	926	15
Repsol YPF Transporte y Trading S.A.	—	4	—	—	737	1,123	—	—	—	1,276	827	—	—
Repsol YPF Brasil S.A.	96	—	—	—	158	—	1,103	—	3	116	—	225	88
Repsol YPF Gas S.A.	162	5	—	—	198	4	—	—	—	227	6	—	—
Repsol International Finance B.V.	—	—	—	—	—	—	1,437	—	28	—	—	143	91
Repsol YPF E&P Bolivia S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
Repsol Netherlands Finance B.V.	—	—	—	(51)	—	—	56	1,036	(20)	—	—	(2)	7
Nuevo Banco de Entre Ríos S.A.	—	—	27	—	—	—	—	23	—	—	—	—	—
Nuevo Banco de Santa Fe S.A.	—	—	30	(4)	—	—	—	45	(3)	—	—	—	—
Others	152	33	8	(1)	212	11	—	13	—	160	10	—	—

	410	77	65	(56)	1,305	1,164	2,596	1,117	8	1,779	861	1,292	201

	1,378	446	52	(44)	2,447	1,488	2,423	1,117	19	2,769	1,164	1,317	201

8.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administrative costs and assets, and construction activities.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustment	Total

Year ended December 31, 2009
Net sales to unrelated parties	4,757	25,733	1,932	520	—	32,942
Net sales to related parties	751	627	—	—	—	1,378
Net intersegment sales	14,473	1,202	1,105	350	(17,130)	—

Net sales	19,981	27,562	3,037	870	(17,130)	34,320

Operating income (loss)	5,379	1,896	559	(820)	(15)	6,999
(Loss) income on long-term investments	(33)	24	—	—	—	(9)
Depreciation	4,073	527	121	111	—	4,832
Acquisitions of fixed assets	3,879	1,177	155	178	—	5,389
Assets	23,753	11,255	2,066	3,421	(748)	39,747

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	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustment	Total

Year ended December 31, 2008
Net sales to unrelated parties	4,016	25,364	2,829	219	—	32,428
Net sales to related parties	939	1,508	—	—	—	2,447
Net intersegment sales	12,663	1,145	1,094	461	(15,363)	—

Net sales	17,618	28,017	3,923	680	(15,363)	34,875

Operating income (loss)	3,315	3,089	1,178	(815)	(102)	6,665
Income on long-term investments	77	20	—	—	—	97
Depreciation	4,111	467	119	78	—	4,775
Acquisitions of fixed assets	6,290	1,013	148	511	—	7,962
Assets	21,670	10,223	2,295	4,711	(481)	38,418
Year ended December 31, 2007
Net sales to unrelated parties	3,288	20,375	2,563	109	—	26,335
Net sales to related parties	724	2,045	—	—	—	2,769
Net intersegment sales	14,056	1,858	892	440	(17,246)	—

Net sales	18,068	24,278	3,455	549	(17,246)	29,104

Operating income (loss)	5,679	1,234	500	(620)	(136)	6,657
Income on long-term investments	28	20	—	—	—	48
Depreciation	3,616	377	92	54	—	4,139
Acquisitions of fixed assets	4,861	898	143	314	—	6,216
Assets	19,804	11,162	2,220	4,913	(631)	37,468

Export sales, net of withholdings taxes, for the years ended December 31, 2009, 2008 and 2007 were 4,904, 7,228 and 8,400, respectively. Export sales were mainly to the United States of America and Brazil.

9.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and will be paid in cash.

The amount charged to expense related to the mentioned Performance Bonus Programs was 89, 72 and 61 for the years ended December 31, 2009, 2008, and 2007, respectively.

b)	Retirement Plan:

Effective March 1, 1995, YPF established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and YPF will pay an amount equal to that contributed by each member.

The plan members will receive the YPF’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted approximately 15, 13 and 11, for the years ended December 31, 2009, 2008 and 2007, respectively.

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10.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of December 31, 2009, the Company has reserved 2,300 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

–	Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

–	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109 based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s (“CSJN”) rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses. On August 12, 2008, the Appeal Court in Criminal Economic Matters rejected the statute of limitation argument opposed by YPF. Such decision was appealed by the Company. Upon the confirmation of the Antitrust Board’s decision given by the Chamber B, YPF has appealed that judgment by cassation and extraordinary appeals, because the Antitrust Board applied Law No. 22,262 and Chamber B applied Law No. 25,156. The latter mentioned rejected both appeals (cassation and extraordinary), consequently YPF presented complaint appeals against the cassation appeal, denied on December 18, 2008, and against the Extraordinary Appeal, denied on February 17, 2009. Regarding the administrative proceedings before the Antitrust Board, the evidence production period has ended, and on November 25, 2009, YPF presented its closing statement. On December 22, 2009, Chamber IV of the Court of Cassation rejected the appeal against the rejection of YPF’s statute of limitations argument by Chamber B of the National Court of Appeals in Criminal Economic Matters. The extraordinary appeal, filed with the cassation appeal, is still pending before the CSJN. Furthermore, on December 21, 2009, YPF filed another claim concerning the statutes of limitations before the Antitrust Board. On April 19, 2010, the Antitrust Board rejected the presentation and YPF appealed the decision.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Appeal Court in Criminal Economic Matters decisions tend to confirm the decisions made by the Antitrust Board.

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–	Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

–	Natural gas market:

Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a fortuitous case or force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect (the “Claims”).

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver or pay” clause of the contract for cutbacks accumulated as of September, 2007, for a total amount of US$ 93 million. These invoices have been rejected by the Company, assuming no responsibility. Furthermore, the above-mentioned companies had notified the formal start-up period of negotiations previous to any arbitration complaint. Although such period is overdue, the Company has not been notified of the initiation of the arbitration proceedings.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas

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“deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that the Company considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it in which the plaintiff is claiming the fulfilment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. YPF has answered the mentioned claims. In the opinion of YPF’s management the claims received up to date will not have a material adverse effect on future results of operations.

In addition, there are other claims in connection with the natural gas market in which YPF is party, which are not individually significant.

As of December 31, 2009, the Company has reserved costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

–	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that the Company has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify the Company against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon YPF’s response to the complaint. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters N° 3, Secretariat N° 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint. In addition, other 33 judicial claims related to similar matters have been brought against YPF amounting to approximately 17. Additionally, the Company is aware of the existence of other out of court claims which are based on similar allegations.

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–	Environmental contingencies and other claims of YPF Holdings Inc.- a wholly owned subsidiary of YPF.

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of December 31, 2009, reserves for the environmental contingencies and other claims totaled approximately 531. YPF Holdings Inc.’s Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such reserves in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has reserved approximately 53 as of December 31, 2009, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediments deposits. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains in a pending state, these studies were substantially completed in 2005.

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In addition:

–	YPF Holdings Inc. has been conducting similar studies under their own auspices for several years.

–	The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities have agreed the allocations of costs associated with the RIFS, based on a number of considerations.

–	In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been hold, however, no agreement has been reached or is assured.

–	In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has notified other companies in relation to the contamination of the Newark Bay. Additionally, Tierra, acting on behalf of Occidental, is performing a separate RIFS to characterize sediment contamination and evaluate remediation, if necessary, in certain portions of the Hackensack River, the Arthur Kill River and the Kill van Kull River.

–	In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin – contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, in connection with the dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. The Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in September, 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February, 2009.

–	In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the legal and technical defects

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of the draft FFS to EPA, as did other interested parties. In light of these comments, EPA decided to initiate his review and informed that a revised remedy proposal will be forthcoming during the first quarter of 2011. Tierra will respond to any further EPA proposal as may be appropriate at that time.

–	In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined to do so at this time, citing concerns with matters such as the FFS being revised by EPA as described above. In January 2008, the NOAA sent a letter to YPF S.A., YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible parties (“PRP”). Such letters have been responded, rejecting the designation as PRP. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement for one additional year, citing concerns arising from the Passaic River litigation.

–	In June 2008, the EPA, Occidental, and Tierra entered into an AOC, pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2010, encompasses the removal of 40,000 cubic yards of sediments and is expected to be completed in nine months. The first phase estimated cost is approximately US$ 45 million. The second phase involves the removal of approximately 160,000 cubic yards of sediment. This second phase will start once the first phase is completed. Pursuant to the AOC, the EPA has required the constitution of a trust fund of US$ 80 million for the performance of the removal work. As of December 31, 2009, US$ 22 million have been deposited and an additional US$ 10 million must be contributed every six months, until the completion of the US$ 80 million. Notwithstanding, during the first quarter of 2010, a letter of credit to provide financial assurance has been issued, in order to avoid the restriction of additional funds pursuant to the AOC. During the removal action, contaminants not produced by the former Diamond Alkali plant, such as PCBs and mercury, will necessarily be removed along with dioxin. Although having recognized the estimated costs related to all works mentioned above, YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of December 31, 2009, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of December 31, 2009, there are approximately 248 reserved, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the agreement, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently reserved.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study

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by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement for which Tierra will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million. As a result YPF Holdings Inc. has reserved 27 (which are included in the amount of 102 disclosed in the following paragraphs).

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Tierra has submitted work plans for additional sampling requested by the DEP and is presently awaiting DEP comments.

In March 2008, the DEP approved an interim response action work plan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. As a result YPF Holdings Inc. has reserved 29 (which are included in the amount of 102 disclosed in the following paragraphs).

As of December 31, 2009, there are approximately 102 reserved in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts will need to be reserved.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has reserved a total of 8 as of December 31, 2009 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its reserve as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former

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Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages, which could require future additional contributions. As of December 31, 2009, YPF Holdings Inc. has reserved 32 for its estimated share of future remediation activities associated with the Greens Bayou facility. Although the primary work was completed in 2009, some follow-up activities and operation and maintenance remain pending.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has reserved 10 as of December 31, 2009 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small. Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known vinculation. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2009, YPF Holdings Inc. has reserved approximately 2 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2009, YPF Holdings Inc. has reserved 32 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and Vinyl Chloride Monomer (“VCM”), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current reserves for this matter. In March 2009, Maxus paid US$ 15 million to Occidental, and remains in discussions with Occidental regarding additional costs. As of December 31, 2009 YPF Holdings Inc. has reserved approximately 1 in respect to this matter.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle

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Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and pursuant to the court decision, Maxus must pay on behalf of Occidental 15.96% of those costs incurred by one of the plaintiffs. That decision was appealed, and the parties are awaiting the court’s decision. As of December 31, 2009, YPF Holdings Inc. has reserved 14 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. reserves legal contingences and environmental situations that are probable and can be reasonably estimated.

–	Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been reserved based on the best information available as of the date of the issuance of these financial statements.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

–	Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until third parties become involved.

–	Dock Sud environmental claims: A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

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By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”);

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

–	Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata Refinery request: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 52 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata Refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

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–	EDF International S.A. (“EDF”) claim: EDF had initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce (“ICC”) against Endesa Internacional S.A. and YPF. EDF claimed from YPF the payment of US$ 69 million, which were subsequently increased to US$ 103 million plus interests, without existing real arguments, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claimed an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of Argentine peso occurred prior to December 31, 2001. EDF considered that this had happened. On October 22, 2007, the Arbitral Court issued an arbitral final award in which EDF’s claim and the defendants’ counterclaim were partially accepted. Consequently, the arbitral final award imposed on YPF the payment of US$ 28.9 million plus interests and judicial expenses. The Company and EDF both challenged the arbitral decision before the Argentine justice. On April 22, 2008, the Federal Court of Appeals on Commercial Matters declared that the appeal filed with by YPF has suspension effects on the arbitral decision. Nevertheless, EDF sought the enforcement of the arbitral decision before the Court of the District of Delaware, United States, which was rejected by the Company. The mentioned enforcement has been rejected by the First Instance Court. The Court of Appeals of United States partially overturned such decision and ordered the suspension of proceedings until the conclusion of the Argentine annulment proceedings, as required by YPF. Additionally YPF has been notified of the enforcement proceedings EDF has commenced in Paris, France.

On December 9, 2009, the Court of Appeals on Commercial Matters declared the arbitral award void with regard to the payment imposed to Endesa Internacional S.A. and YPF in favor of EDF as well as the payment imposed to EDF in favor of Endesa Internacional S.A. and YPF. On February 8, 2010, the Company was notified of the extraordinary appeal filed by EDF against the decision of the Court of Appeals on Commercial Matters. The Supreme Court has rejected EDF’s extraordinary appeal and, consequently, EDF has presented a complaint appeal.

–	Hydrocarbon’s concessions - Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges. On November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. As of the issuance date of these financial statements, YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending.

–	Claims related to the gas market and others:

In addition to the information described under the title “Natural gas market” in this note, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Restrictions, the Company has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which constitute in some cases contingencies with possible outcome, the Company is also involved in the following litigations related to the natural gas market:

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–	Arbitration process initiated by Transportadora de Gas del Mercosur S.A. (“TGM”): YPF was notified of an arbitration process brought by TGM against YPF before the ICC, claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gàs do Estado do Río Grande do Sul (“Sulgàs”) of the natural gas export contract. Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal: i) that YPF indemnifies TGM for all of the present and future damages derived from the termination of the natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas pipeline Proyecto Uruguayana; and ii) that AESU / Sulgàs be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. As of the date of the issuance of these financial statements, the Arbitration Tribunal has been constituted. The parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, AESU and Sulgàs is solved.

–	Administrative presentation against Transportadora de Gas del Norte S.A. (“TGN”): On April 8, 2009, YPF filed a complaint against TGN before the ENARGAS, seeking the termination of the natural gas transportation contract with that company to transport natural gas associated with the natural gas export contract entered with AESU and other parties. The termination of the contract with TGN is based on: (a) the impossibility of YPF to use and of TGN to render the natural gas transportation service due to the conjunction of (i) the termination of the natural gas contract with Sulgàs/AESU and (ii) the legal impossibility of assigning the transportation contract to other parties under current regulatory framework, (b) the legal impossibility of TGN to render the transportation service on a firm basis according to the terms of the contract as a consequence of certain changes in the regulatory framework since 2004, and (c) the Hardship Provision (teoría de la imprevisión) as defined under Argentine law, upon the existence of extraordinary events which caused an excessive burden.

–	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

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In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Management based on the evidence available to date and upon the opinion of its legal advisors, has considered them to be possible contingencies.

–	Users and Consumers´ association claim: the “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 304), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defenses) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

–	Compañía Mega claim: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the events of force majeure and fortuitous case. Despite the fact that the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingencies.

–	Pluspetrol Energy S.A. contractual obligations: Pluspetrol Energy S.A. (“Pluspetrol”) and Gas Atacama Generación S.A. (“Gas Atacama”) had reached an agreement through which, in case that Pluspetrol could not fulfill its natural gas delivery obligations, it would indemnify Gas Atacama. This agreement would come into effect once ratified by the Secretariat of Energy. However, in March 10, 2008, the Ministry of Economy and Production issued Resolution No. 127/2008, by which natural gas export withholding rate was increased, significantly changing the commercial terms of the aforementioned agreement. Consequently, Pluspetrol informed Gas Atacama and the Secretariat of Energy its intention to terminate the aforementioned agreement. As a result, the parties initiated conversations in order to consider the new regulatory framework and reached a new agreement with a cap to the compensation Pluspetrol must pay to Gas Atacama in case it fails to deliver the committed volumes.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been reserved since Management, based on the evidence available as of the date of issuance of these financial statements, has considered them to be possible contingencies.

b)	Environmental liabilities:

–	YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment, as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 4,254 as of December 31, 2009, the Company has reserved 464 corresponding to environmental remediation, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of

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the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

c)	Contractual commitments and regulatory requirements:

–	Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for physical force majeure event. The estimated losses for contracts in progress, if any, considering the compensations mentioned above, are charged to the income of the year in which are identified.

–	Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 10.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”).

–	According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription.

–	Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No.645/02. In addition, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule 168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

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In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

Other regulatory requirements: In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the expiration or partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by Note No. 1,009/2006. All of this is connected with the export authorization given by Resolution No. 167/1997 of the Secretariat of Energy (80% of the maximum exportable quantities still remain).

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

–	Agreements for the extension of concessions:

(i)	Agreement with the Argentine Government and the Province of Neuquén of the year 2000: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years and until November 2027 the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

(ii)	Agreement with the Province of Neuquén of the year 2008: In September, 2008, YPF entered into a Memorandum of Agreement (hereinafter, the “Memorandum of Agreement”) with the Province of Neuquén, to extend for ten additional years until November, 2027 the term of eight production concessions: Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono, Señal Picada – Punta Barda and Puesto Hernàndez. Provincial Act No. 2,615 approved the Memorandum of Agreement, which was enacted by Provincial Executive Decree No. 1,830/2008.

YPF undertook the following commitments upon the execution of the Memorandum of Agreement: i) to make, on the date specified in the Memorandum of Agreement, initial payments of US$ 175 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement. In addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of an extraordinary income according to a mechanism and reference values established in the Memorandum of Agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 3,200 million; and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 20 million, which will be made effective in the years 2008, 2009 and 2010.

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(iii)	Agreements with the Province of Neuquén of the year 2009:

•	Aguada Pichana and San Roque: YPF, together with Total Austral S.A., Pan American Energy LLC Sucursal Argentina (“PAE”) and Wintershall Energía S.A. entered into a Memorandum of Agreement with the province of Neuquén, to extend until the year 2027 the term of Aguada Pichana and San Roque Concessions (the “Memorandum of Agreement AP and SR”).

The aforementioned companies undertook the following commitments: i) to make a total initial payment of US$ 88 million, paying each company on a pro rata basis based on its working interest in the area (US$ 26 million for YPF); ii) to pay in cash to the province an “Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement AP and SR. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of extraordinary income according to a mechanism established in the Memorandum of Agreement AP and SR; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 883 million; and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 10 million (US$ 3 million based on YPF’s interest). Payments will be made effective in monthly installments, according to the Memorandum Agreement AP and SR

•	Lindero Atravesado: In May 2009, YPF, jointly with PAE, entered into a memorandum of agreement with the Province of Neuquén to extend until the year 2026 the term of Lindero Atravesado Concession (the “Memorandum of Agreement LA”). In June 2009, the Memorandum of Agreement LA was approved by all parties, which agreed to the following: i) to make a total initial payment of US$ 8 million, paying each company on a pro rata basis based on its working interest in the area (US$ 3 million for YPF); ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to a mechanism established in the Memorandum of Agreement LA; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 132 million through 2026; and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 1 million (US$ 0.3 million based on YPF’s interest).

d)	Operating leases:

As of December 31, 2009, the main lease contracts correspond to the rental of oil and gas production equipment, ships, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the years ended December 31, 2009, 2008 and 2007, amounted to 531, 466 and 396, respectively.

As of December 31, 2009, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years

Estimated future payments	578	384	274	65	36	180

11.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year has to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). As of December 31, 2009, the legal reserve has reached the 20% of the Social Capital amounting to 2,243.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from treaties for the avoidance of double taxation, which will be subject to a minor tax rate.

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12.	MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2007:

•	YPF acquired an additional 18% interest in Oleoducto Trasandino (Argentina) S.A., an 18% interest in Oleoducto Trasandino (Chile) S.A. and an 18% interest in A&C Pipeline Holding Company, for an amount of US$ 5.3 million.

•	YPF sold its interest in Petróleos Trasandinos S.A., for an amount of US$ 2.

13.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The differences between Argentine GAAP and U.S. GAAP are reflected in the amounts provided in Notes 14 and 15 and principally relate to the items discussed in the following paragraphs:

a.	Functional and reporting currency

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”), as mentioned in Note 1. Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of each year.

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Accounting Standard Codification (“ASC”) No. 830, “Foreign Currency translation” (“ASC No. 830”). Therefore, the Company has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of December 31, 2009, 2008 and 2007, prepared in accordance with Argentine GAAP by applying the procedures specified in ASC No. 830. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiary and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiary and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”) as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of ASC No. 830. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 3.80, 3.45 and 3.15 to US$ 1, as of December 31, 2009, 2008 and 2007, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included in OCI as a component of shareholders’ equity.

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b.	Proportional consolidation

As discussed in Note 1.a, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, revenues, income, costs and expenses of investees in which joint control is held. Under U.S. GAAP these investees are accounted for by the equity method. The mentioned proportional consolidation generated under Argentine GAAP an increase of 965, 804 and 653 in total assets and total liabilities as of December 31, 2009, 2008 and 2007, respectively, and an increase of 1,433, 1,770 and 1,350 in net sales and 551, 681, and 690 in operating income for the years ended December 31, 2009, 2008 and 2007, respectively.

c.	Valuation of inventories

As described in Note 2.b, the Company values its inventories of refined products for sale, products in process of refining and separation, crude oil and natural gas at replacement cost provided that does not exceed net realizable value. Under U.S. GAAP, these inventories should be valued at the lower of cost or market, which is defined as replacement cost, provided that it does not exceed net realizable value or is not less than net realizable value reduced by a normal profit margin. As the turnover ratio of inventories is high, there have been no significant differences between inventories valued at replacement cost and at historical cost using first in first out (“FIFO”) method for the years presented.

d.	Impairment of long-lived assets

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level (see Note 8). With respect to long-lived assets that are held as pending for sale or disposal, the Company’s policy is to record these assets at amounts that did not exceed net realizable value.

Under U.S. GAAP, until December 31, 2008, for proved oil and gas properties the Company performed the impairment test on an individual field basis. From January 2009, the Company has reassessed its proved oil and gas properties’ grouping for impairment purposes, as a consequence of certain regulatory developments that have been implemented in Argentina during recent periods that have also affected its operation (Note 10.c). As a consequence of this reassessment from January 1, 2009, oil properties are grouped into a unique cash generating unit and gas properties are grouped by basin, considering logistics restrictions. Impairment charges recorded until December 31, 2008, has not been reversed, therefore, the modification in the long-lived asset grouping has not had any effect in the operation results for the year ended December 31, 2009. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of ASC No. 360, “Accounting for the Impairment of Long-Lived Assets”, by comparing the net book value of such an asset with the expected undiscounted cash flow. If the book value exceeds the expected undiscounted cash flow, then the impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, the Company estimates them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

There were no impairment charges under U.S. GAAP for the year ended December 31, 2009. Additional impairment charges under U.S. GAAP amounted to 124 and 180 for the years ended December 31, 2008 and 2007, respectively, and were included as operating income from continuing operations. The impairment recorded in years ended December 31, 2008 and 2007 was mainly the result of a decrease in oil and gas reserves affecting certain long-lived assets of the YPF’s Exploration and Production Business Segment.

The adjusted basis of fixed assets book values after impairment charges results in lower depreciation under U.S. GAAP of 173, 119 and 132 for the years ended December 31, 2009, 2008 and 2007, respectively.

e.	Reorganization of entities under common control

Under Argentine GAAP, results on sales of noncurrent assets and the corresponding accounts receivable are recognized in the statement of income and the balance sheet, respectively. Under U.S. GAAP, results on sales of noncurrent assets to entities under common control (within the Repsol YPF Group) are eliminated and the corresponding accounts receivable are considered as a capital (dividend) transaction.

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During the year ended December 31, 2007, the Company collected the account receivables related with the reorganization of entities under common control. Accordingly, no shareholders’ equity adjustment is required as of December 31, 2009, 2008 and 2007. Net income reconciliation for the year ended December 31, 2007, include the elimination of interests accrued under Argentine GAAP in relation with the mentioned account receivables, which should not be recognized under U.S. GAAP.

f.	Pension Plans

As displayed in Note 2.e, YPF Holdings Inc. has non-contributory defined-benefit pension plans and postretirement and postemployment benefits (“pension plans”).

Under Argentine GAAP, as of December 31, 2009, the Company fully recognized the underfunded status of pension plans as a liability. The actuarial losses were charged to the “Other income (expense), net” account of the statement of income. Until December 31, 2008, the unrecognized actuarial losses were deferred and recorded in the statement of income during the expected average service period of the employees participating in the plans and the life expectancy of retired employees. The effect on net income related to the change in the accounting recognition criteria for losses and gains due to changes in actuarial assumptions for the years ended December 31, 2008 and 2007 is not material.

Under U.S. GAAP the Company adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R)” codified into ASC No. 320. Under provisions of SFAS No. 158 the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through Accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining service period of the employees participating in the plans and the life expectancy of retired employees.

g.	Accounting for asset retirement obligations

ASC No. 410, “Accounting for Asset Retirement Obligations” (“ASC No. 410”), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. ASC No. 410 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Measurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. The activity with respect to retirement obligations under US GAAP is detailed in Note 15.c.

Argentine GAAP is similar to ASC No. 410, except for a change in the discount rate which is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

h.	Consolidation of variable interest entities – Interpretation of ARB No. 51

Under Argentine GAAP consolidation is based on having the votes necessary to control corporate decisions (Note 1). FIN 46R, “Consolidation of Variable Interest Entities”, codified into ASC No. 810, clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. They require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.

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Until May, 2008, YPF had operations with one variable interest entity (“VIE”) which had been created in order to structure YPF’s future deliveries of oil (“FOS transaction”).

YPF entered into a forward oil sale agreement that called for the future delivery of oil for the life of the contract. YPF was paid in advance for the future delivery of oil. The price of the oil to be delivered was calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty or assignee to the oil supply agreement was a VIE incorporated in the Cayman Islands, which financed itself through the issuance of notes. The oil to be delivered under the supply agreement was subsequently sold in the open market.

YPF was exposed to any change in the price of the crude oil it will deliver in the future under the outstanding FOS transaction. YPF’s exposure derived from crude oil swap agreement under which YPF paid a fixed price with respect to the nominal amount of the crude oil sold, and received the variable market price of such crude oil.

In May 2008, YPF delivered the last barrels committed under the FOS transaction; consequently the transaction and the swap agreement expired. As of December 31, 2009 and 2008, no shareholder’s equity reconciliation adjustment is required.

The effect before taxes of such consolidation was an increase in the “Loans” account of 68, an increase of current assets of 24, the elimination of “Net advances from crude oil purchasers” of 9 and a decrease in shareholders’ equity of 35 as of December 31, 2007.

i.	Capitalization of financial expenses

Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized. Accordingly, borrowing costs for those assets whose construction period exceeds one year have been capitalized, provided that such capitalization does not exceed the amount of financial expense recorded in that year.

Under US GAAP, interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period.

The effect on net income and shareholders’ equity as of December 31, 2009, 2008 and 2007 is included in “Capitalization of financial expenses” in the reconciliation in Note 14.

The adjusted basis of fixed assets results in higher depreciation under U.S. GAAP of 57, 47 and 41 for the years ended December 31, 2009, 2008 and 2007, respectively.

j.	SFAS No.141(R), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, codified into ASC No. 810

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141(R)”) which requires the recognition of assets acquired, liabilities assumed, and any noncontrolling interest in an acquiree at the acquisition date, measured at their fair value as of that date, with limited exceptions. SFAS No. 141(R) changed the accounting treatment for certain specific items and includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Since the Company has not been involved in any business combinations, the adoption of this standard had no impact to the Company’s result of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51” (“SFAS No. 160”), which establishes new accounting and reporting standards for noncontrolling interest (minority interest) and for the deconsolidation of a subsidiary. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement had no significant effect in the Company’s results of operations, financial position or cash flows.

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k.	SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, codified into ASC No. 815

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. As the Company has not any Derivative Instrument and Hedging Activities, this statement had no impact to the Company’s results of operations, financial position or cash flows.

l.	SFAS No. 165, Subsequent Events, codified into ASC No. 855

In May 2009, the FASB issued SFAS No. 165, which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of SFAS No. 165 as of December 31, 2009. The adoption of SFAS No. 165 did not have a material effect on the condensed consolidated financial statements.

m.	SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of SFAS No. 162”, codified into ASC No. 105

In June 2009, the FASB issued SFAS No. 168 which replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” and establishes the FASB Accounting Standard Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. SFAS No. 168 was prospectively effective for financial statements issued for fiscal years ending on or after September 15, 2009 and interim periods within those fiscal years. The adoption of SFAS No. 168 did not impact the Company’s results of operations or financial condition. The Codification did not change GAAP, however, it did change the way GAAP is organized and presented. As a result, these changes impact how companies reference GAAP in their financial statements and in their significant accounting policies. The Company implemented the codification in this Report by providing references to the codification topics alongside references to the corresponding standards.

n.	Modernization of Oil and Gas Reporting (Release Nos. 33-8995; 34-59192; FR-78)

On December 31, 2008, the SEC published the final rules and interpretations updating its oil and gas reporting requirements (“SEC Final Rule”). Many of the revisions are updates to definitions in the existing oil and gas rules to make them consistent with the petroleum resource management system, which is a widely accepted standard for the management of petroleum resources that was developed by several industry organizations. Key revisions include changes to the pricing used to estimate reserves, the ability to include non-traditional resources in reserves, the use of new technology for determining reserves, and permitting disclosure of probable and possible reserves. The SEC required companies to comply with the amended disclosure requirements for registration statements filed after January 1, 2010, and for annual reports for fiscal years ending on or after December 31, 2009. Early adoption was not permitted. Additionally, in January 2010, the FASB issued ASU No. 2010-03, “Oil & Gas Reserves. Estimation and Disclosures” in order to align the current estimation and disclosure requirements with the requirements in the SEC Final Rule. The Company adopted the new requirements effective December 31, 2009. This adoption did not have a material impact on the Company’s reported reserves evaluation, results of operations, financial position or cash flows.

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14.	RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for each of the years ended December 31, 2009, 2008 and 2007, and to shareholders’ equity as of December 31, 2009, 2008 and 2007, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	2009	2008	2007

Net income according to Argentine GAAP	3,689	3,901	4,376
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1.a and 13.a)	537	725	805
Remeasurement into functional currency (Note 13.a)	(1,478)	(1,230)	(1,513)
Impairment of long-lived assets (Note 13.d)	173	(5)	(48)
Reorganization of entities under common control – Interest from accounts receivable (Note 13.e)	—	—	(15)
Pension Plans (Note 13.f)	(40)	(79)	(21)
Asset Retirement Obligations (Note 13.g)	(114)	(55)	19
Consolidation of VIEs (Note 13.h)	—	35	24
Capitalization of financial expenses (Note 13.i)	(17)	(41)	3
Deferred income tax (1) (2)	(145)	(237)	(305)

Net income in accordance with U.S. GAAP	2,605	3,014	3,325

Shareholders’ equity according to Argentine GAAP	17,701	18,973	24,416
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1.a and 13.a)	(2,941)	(3,478)	(4,203)
Remeasurement into functional currency and translation into reporting currency (Note 13.a)	10,265	9,150	7,723
Impairment of long-lived assets (Note 13.d)	(498)	(613)	(554)
Pension plans (Note 13.f)	—	(1)	(65)
Asset Retirement Obligations (Note 13.g)	(203)	(79)	(17)
Consolidation of VIEs (Note 13.h)	—	—	(35)
Capitalization of financial expenses (Note 13.i)	199	197	220
Deferred income tax (1) (2)	1,194	1,343	1,582

Shareholders’ equity in accordance with U.S. GAAP	25,717	25,492	29,067

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.
(2)	Includes the effect of the change in accounting policy as mentioned in Note 1.b.

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The summarized consolidated balance sheets as of December 31, 2009, 2008 and 2007, and consolidated statements of income and cash flows for the years then ended, remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

Summarized consolidated balance sheets	2009	2008	2007

Current assets	11,129	9,653	10,695
Fixed assets	32,781	31,954	27,372
Other noncurrent assets	2,634	2,644	2,679

Total assets	46,544	44,251	40,746

Current liabilities	11,870	10,900	5,719
Noncurrent liabilities	8,957	7,859	5,960
Shareholders’ equity	25,717	25,492	29,067

Total liabilities and shareholders’ equity	46,544	44,251	40,746

Summarized consolidated statements of income	2009	2008	2007

Net sales (1)	32,931	33,103	27,746
Operating income (Note 15.a)	4,385	5,230	5,176
Net income	2,605	3,014	3,325
Earnings per share, basic and diluted	6.62	7.66	8.45

(1)	Sales are disclosed net of fuel transfer tax, turnover tax and hydrocarbon export withholdings.

Summarized consolidated statements of cash flows	2009	2008	2007

Net cash flow provided by operating activities	9,303	13,497	7,926
Net cash flow used in investing activities	(5,566)	(6,958)	(6,112)
Net cash flow used in financing activities	(2,960)	(6,215)	(2,035)

Increase (decrease) in cash and equivalents	777	324	(221)

Cash and equivalents at the beginning of years	977	610	821
Exchange differences from cash and equivalents	54	43	10

Cash and equivalents at the end of years	1,808	977	610

Cash and equivalents at the end of years are comprised as follows:

	2009	2008	2007

Cash	563	384	193
Cash equivalents(1)	1,245	593	417

Cash and equivalents at the end of years(2)	1,808	977	610

(1)	Included in short-term investments in the consolidated balance sheets.
(2)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

The principal financing and investing transactions not affecting cash and equivalents consisted in increases in assets related to revisions in hydrocarbon well abandonment costs for the years ended December 31, 2009, 2008 and 2007 and the acquisitions during the years ended December 31, 2009 and 2008, of mineral property in connection with the extension of certain production concessions in the Province of Neuquén (Note 10.c.ii and iii), which is payable in installments through 2009 and 2010.

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15.	ADDITIONAL U.S. GAAP DISCLOSURES

a)	Consolidated operating income

Under U.S. GAAP, costs charged to income for YPF Holdings environmental remediation, holding gains on inventories, impairment of long-lived assets, operating income from jointly controlled companies proportionally consolidated, pending lawsuits and other claims costs and other items which are not individually significant, would have been deducted from or added to operating income.

b)	Comprehensive income

Net income under U.S. GAAP as determined in Note 14 is approximately the same as comprehensive income as defined by ASC No. 220, “Reporting Comprehensive Income” (“ASC 220”) for all periods presented, except for the effect in the years 2009, 2008 and 2007 of the variations of the following items. The items included in Accumulated other comprehensive income as of December 31, 2009, 2008 and 2007, are as follows:
	2009	2008	2007

Effect arising from the translation into reporting currency (1)	20,532	18,046	15,485
Pension plans (2)	(41)	(72)	(208)

Comprehensive income at the end of years	20,491	17,974	15,277

(1)	Has no tax effect.
(2)	Valuation allowance has been recorded to offset the recognized income tax effect.

c)	Assets retirement obligation

Under Argentine regulations, the Company has the obligation to incur costs related to the abandonment of hydrocarbon wells. The Company does not have assets legally restricted for purposes of settling the obligation.

The reconciliation of the beginning and ending aggregate carrying amount of assets retirement obligation, translated into Argentine pesos at the outstanding selling exchange rate at the end of each year and under US GAAP, is as follows:

	2009		2008	2007

Aggregate assets retirement obligation, beginning of year	4,382		3,036	2,441
Translation effect	213		381	83
Revision in estimated cash flows	(667	)(1)	652	314
Obligations incurred	156		138	67
Accretion expense	397		264	197
Obligations settled	(199)		(89)	(66)

Aggregate assets retirement obligation, end of year	4,282		4,382	3,036

(1)	The effect is mainly attributable to the new timing estimation for the Company’s wells abandonment obligations taking into consideration the extension of concessions.

d)	Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements codified into ASC No. 820, which became effective for the Company on January 1, 2008. ASC No. 820 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC No. 820 does not mandate any new fair-value measurements and is applicable to assets and liabilities that are required to be recorded at fair value under other accounting pronouncements. Implementation of this standard did not have a material effect on the Company’s results of operations or consolidated financial position.

SFAS No. 157 establishes three levels of the fair-value hierarchy based on the sources of the inputs used in the measurement of the fair value, which are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly.

Level 3: Unobservable inputs.

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The initial application of SFAS No. 157 on January 1, 2008, had no effect on the Company’s existing fair-value measurement practices and is limited to the Company’s investments in mutual funds. The fair value measurements for these assets are based on observable market inputs (Level 1) consisting in quotations provided by the mutual funds’ bank sponsor. The fair value of these assets is 653 as of December 31, 2009, and the related gains or losses from periodic measurement at fair value is immaterial to the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions (“FSP 157-1”), which became effective for the Company on January 1, 2008. This FSP excludes SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements from the provisions of SFAS 157.

Also in February 2008, the FASB issued FSP SFAS 157-2, Effective Date of FASB Statement No. 157, which delayed the Company’s application of SFAS 157 for nonrecurring non financial assets and liabilities until January 1, 2009. As of December 31, 2009, there are not financial assets or liabilities measured at fair value.

e)	SFAS Interpretation No. 48, “Accounting for uncertainty in income taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), codified into ASC No. 740

FIN 48 defines the criteria an individual tax position must meet for any part of the benefit of such position to be recognized in the financial statements. FIN 48 establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN 48 also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures.

There were no unrecognized tax benefits as of December 31, 2009, 2008 and 2007.

Under Argentine tax regime, as of December 31, 2009, fiscal years 2002 through 2008 remain to examination by the Federal Administration of Public Revenues (“AFIP”).

16.	OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. Certain information disclosed in these tables is not required as part of the basic financial statements under U.S. GAAP.

a)	Fixed assets evolution.

b)	Investments in shares and holdings in companies under significant influence and other companies.

c)	Allowances and reserves.

d)	Cost of sales.

e)	Foreign currency assets and liabilities.

f)	Expenses incurred.

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a)	Fixed assets evolution

	2009

	Cost

Main account	Amounts at beginning of year	Net translation effect (5)	Increases		Net decreases, reclassifications and transfers		Amounts at the end of year

Land and buildings	2,508	—	5		693		3,206
Mineral property, wells and related equipment	57,588	53	304		3,556		61,501
Refinery equipment and petrochemical plants	10,243	—	13		591		10,847
Transportation equipment	1,956	—	—		17		1,973
Materials and equipment in warehouse	827	—	800		(813)		814
Drilling and work in progress	4,339	1	3,866		(4,566)		3,640
Exploratory drilling in progress	116	—	347		(344)		119
Furniture, fixtures and installations	749	—	6		129		884
Selling equipment	1,456	—	—		29		1,485
Other property	582	—	48		22		652

Total 2009	80,364	54	5,389	(2)(6)	(686	)(1)	85,121

Total 2008	73,060	56	7,962	(2)(6)	(714	)(1)	80,364

Total 2007	61,939	10	6,216	(2)	4,895	(1)(7)	73,060

	2009								2008		2007

	Depreciation

Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers		Depreciation rate	Increases	Accumulated at the end of year	Net book value		Net book value		Net book value

Land and buildings	1,163	(13)		2%	69	1,219	1,987		1,345		1,283
Mineral property, wells and related equipment	41,146	(3)		(4)	4,019	45,162	16,339	(3)	16,442	(3)	14,464	(3)
Refinery equipment and petrochemical plants	6,592	(5)		4 – 10%	515	7,102	3,745		3,651		3,088
Transportation equipment	1,383	(14)		4 – 5%	64	1,433	540		573		563
Materials and equipment in warehouse	—	—		—	—	—	814		827		791
Drilling and work in progress	—	—		—	—	—	3,640		4,339		4,617
Exploratory drilling in progress	—	—		—	—	—	119		116		147
Furniture, fixtures and installations	588	—		10%	86	674	210		161		99
Selling equipment	1,115	—		10%	61	1,176	309		341		350
Other property	304	—		10%	18	322	330		278		79

Total 2009	52,291	(35	)(1)		4,832	57,088	28,033

Total 2008	47,579	(63	)(1)		4,775	52,291			28,073

Total 2007	39,377	4,063	(1)(7)		4,139	47,579					25,481

(1)	Includes 6, 4 and 118 of net book value charged to fixed assets allowances for years ended December 31, 2009, 2008 and 2007, respectively.
(2)	Includes 176, 444 and 53 corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2009, 2008 and 2007, respectively.
(3)	Includes 1,196, 1,260 and 851 of mineral property as of December 31, 2009, 2008 and 2007, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.
(6)	Includes 106 and 594 for the extension of certain exploitation concessions in the Province of Neuquén for the years ended December 31, 2009 and 2008, respectively (Note 10 c.ii and iii).
(7)	Includes 5,291 of cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas, which were disclosed as held for sale as of December 31, 2006 (Note 2.j).

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b)	Investments in shares and holdings in companies under significant influence and other companies

	2009														2008		2007

						Information of the Issuer

	Description of the Securities								Last Financial Statements Available

Name and Issuer	Class	Face Value	Amount	Book Value		Cost(5)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value		Book Value

Companies under significant influence:
Oleoductos del Valle S.A.	Common	$10	4,072,749	84	(1)(2)	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	09/30/09	110	(3)	300	37.00%		82	(1)(2)	79	(1)(2)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	45	(2)	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11º, Buenos Aires, Argentina	09/30/09	14	28	146	33.15%		43	(2)	40	(2)
Oiltanking Ebytem S.A.	Common	$10	351,167	34		6	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	09/30/09	12	6	81	30.00%		30		32
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	8	(2)	—	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7°, Buenos Aires, Argentina	12/31/08	156	49	211	10.00%		21	(2)	19	(2)
Central Dock Sud S.A.	Common	$0.01	2,822,342,992	—	(7)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6º, Buenos Aires, Argentina	09/30/09	356	(35)	143	9.98	%(4)	4	(2)	—	(7)
Gas Argentino S.A.(6)	Common	$1	126,808,862	100		338	Investment in Metrogas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	12/31/09	280	(117)	192	45.33%		196		181
Inversora Dock Sud S.A.	Common	$1	103,501,823	82	(2)	193	Investment and finance	Reconquista 360, P. 6º, Buenos Aires, Argentina	09/30/09	241	(19)	174	42.86%		104	(2)	81	(2)
Pluspetrol Energy S.A.	Common	$1	30,006,540	240	(2)	—	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/09	67	(37)	636	45.00%		258	(2)	245	(2)
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	27,018,720	16	(2)	—	Oil transportation by pipeline	Esmeralda 255, P. 5º, Buenos Aires, Argentina	09/30/09	76	(1)	45	36.00%		14	(2)	16	(2)
Other companies:
Others(3)	—	—	—	27		—	—	—	—	—	—	—	—		31		27

				636		583									783		720

(1)	Holding in shareholder’s equity, net of intercompany profits.
(2)	Holding in shareholder’s equity plus adjustments to conform to YPF accounting methods.
(3)	Includes Gasoducto del Pacífico (Cayman) Ltd. A&C Pipeline Holding Company. Poligàs Lujàn S.A.C.I., Oleoducto Transandino (Chile) S.A., Gasoducto Oriental S.A. and Mercobank S.A.
(4)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(5)	Cost net of cash dividends and stock redemption from long-term investments restated in accordance with Note 1.a.
(6)	On May 19, 2009, Gas Argentino S.A. (“GASA”) filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009.
(7)	As of December 31, 2009 and 2007, holding in negative shareholders’ equity was disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF accounting methods.

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c)	Allowances and reserves

	2009					2008	2007

Account	Amount at Beginning of Year	Increases	Decreases	Transfers	Amount at End of Year	Amount at End of Year	Amount at End of Year

Deducted from current assets:
For doubtful trade receivables	417	149	153	—	413	417	440
For other doubtful accounts	134	10	50	—	94	134	122

	551	159	203	—	507	551	562

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	48	1	32	—	17	48	50
For reduction in value of holdings in long-term investments	221	1	97	—	125	221	206
For unproductive exploratory drilling	3	—	—	—	3	3	3
For obsolescence of materials and equipment	42	1	6	—	37	42	44

	314	3	135	—	182	314	303

Total deducted from assets, 2009	865	162	338	—	689

Total deducted from assets, 2008	865	142	142	—		865

Total deducted from assets, 2007	878	221	234	—			865

Reserves for losses - current:
For various specific contingencies	588	27	238	(36)	341	588	466

	588	27	238	(36)	341	588	466

Reserves for losses - noncurrent:
For pending lawsuits, environmental contingencies and various specific contingencies	1,857	1,040	974	36	1,959	1,857	1,853

	1,857	1,040	974	36	1,959	1,857	1,853

Total included in liabilities, 2009	2,445	1,067	1,212	—	2,300

Total included in liabilities, 2008	2,319	870	744	—		2,445

Total included in liabilities, 2007	1,851	1,005	537	—			2,319

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d)	Cost of sales

	2009	2008	2007

Inventories at beginning of year	3,449	2,573	1,697
Purchases for the year	5,873	8,547	6,637
Production costs (Note 16.f)	16,932	15,866	12,788
Holding (losses) gains on inventories	(11)	476	451
Inventories at end of year	(3,066)	(3,449)	(2,573)

Cost of sales	23,177	24,013	19,000

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e)	Foreign currency assets and liabilities

Account	Foreign currency and amount			Exchange rate in pesos as of 12-31-09	Book value as of 12-31-09

	2007	2008	2009

Current Assets
Cash	US$17	US$44	US$102	3.76(1)	384
Investments	US$117	US$165	US$163	3.76(1)	613
Trade receivables	US$588	US$556	US$508	3.76(1)	1,910
	€10	€1	€1	5.40(1)	5
Other receivables	US$1,092	US$264	US$488	3.76(1)	1,835
	€4	€5	€3	5.40(1)	16

Total current assets					4,763

Noncurrent Assets
Investments	US$54	US$52	US$35	3.76(1)	132
Other receivables	US$6	US$38	US$27	3.76(1)	102

Total noncurrent assets					234

Total assets					4,997

Current Liabilities
Accounts payable	US$708	US$1,314	US$767	3.80(2)	2,915
	€15	€24	€27	5.45(2)	147
Loans	US$140	US$693	US$910	3.80(2)	3,458
Salaries and social security	US$5	US$13	US$5	3.80(2)	19
Net advances from crude oil purchasers	US$3	—	—	—	—
Reserves	US$79	US$108	US$64	3.80(2)	243

Total current liabilities					6,782

Noncurrent Liabilities
Accounts payable	US$742	US$919	US$563	3.80(2)	2,139
Loans	US$166	US$365	US$510	3.80(2)	1,938
Salaries and social security	US$52	US$34	US$26	3.80(2)	99
Reserves	US$374	US$331	US$342	3.80(2)	1,300

Total noncurrent liabilities					5,476

Total liabilities					12,258

(1)	Buying exchange rate.
(2)	Selling exchange rate.

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f)	Expenses incurred

	2009					2008	2007

	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total	Total

Salaries and social security taxes	1,245	303	219	60	1,827	1,592	1,225
Fees and compensation for services	189	337	52	9	587	638	517
Other personnel expenses	359	94	24	17	494	520	415
Taxes, charges and contributions	277	40	438	—	755	712	551
Royalties and easements	2,516	—	9	20	2,545	2,418	2,006
Insurance	176	10	14	—	200	159	126
Rental of real estate and equipment	449	5	77	—	531	466	396
Survey expenses	—	—	—	54	54	186	218
Depreciation of fixed assets	4,610	100	122	—	4,832	4,775	4,139
Industrial inputs, consumable materials and supplies	631	6	58	1	696	676	593
Operation services and other service contracts	1,810	38	133	—	1,981	1,244	677
Preservation, repair and maintenance	2,176	32	99	8	2,315	2,471	1,757
Contractual commitments	139	—	—	—	139	61	596
Unproductive exploratory drillings	—	—	—	356	356	351	144
Transportation, products and charges	927	—	1,117	1	2,045	2,144	1,813
(Recovery) allowance for doubtful trade receivables	—	—	(11)	—	(11)	(12)	45
Publicity and advertising expenses	—	67	98	—	165	179	142
Fuel, gas, energy and miscellaneous	1,428	70	41	26	1,565	1,483	875

Total 2009	16,932	1,102	2,490	552	21,076

Total 2008	15,866	1,053	2,460	684		20,063

Total 2007	12,788	805	2,120	522			16,235

17.	RECENT EVENTS

In April 2010, the Company paid dividends for approximately 2,163. As of the date of the issuance of these financial statements, there are no other significant subsequent events that require adjustments or disclosure, if applicable, which were not already considered in this note or elsewhere in the financial statement.

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SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following information is presented in accordance with ASC No. 932 “Extractive Activities - Oil and Gas”, as amended by ASU 2010 - 03 - see Note 13.n (amounts expressed in millions of Argentine Pesos, except where otherwise indicated and prepared under Argentine GAAP).

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2009, 2008 and 2007:

	2009			2008			2007

Consolidated capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Proved oil and gas properties
Mineral property, wells and related equipment	60,304	844	61,148	56,452	716	57,168	50,871	545	51,416
Support equipment and facilities	1,492	—	1,492	1,505	—	1,505	1,358	—	1,358
Drilling and work in progress	1,744	—	1,744	2,341	—	2,341	2,656	—	2,656
Unproved oil and gas properties	400	79	479	384	53	437	147	50	197

Total capitalized costs	63,940	923	64,863	60,682	769	61,451	55,032	595	55,627
Accumulated depreciation and valuation allowances	(45,291)	(465)	(45,756)	(41,620)	(115)	(41,735)	(37,613)	(18)	(37,631)

Net capitalized costs	18,649	458	19,107	19,062	654	19,716	17,419	577	17,996

	2009			2008			2007

Company’s share in equity method investees’ capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Proved oil and gas properties
Mineral property, wells and related equipment	213	—	213	212	—	212	211	—	211
Support equipment and facilities	—	—	—	—	—	—	—	—	—
Drilling and work in progress	—	—	—	—	—	—	—	—	—
Unproved oil and gas properties	72	—	72	34	—	34	—	—	—

Total capitalized costs	285	—	285	246	—	246	211	—	211
Accumulated depreciation and valuation allowances	(181)	—	(181)	(169)	—	(169)	(138)	—	(138)

Net capitalized costs	104	—	104	77	—	77	73	—	73

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Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2009, 2008 and 2007:

	2009			2008			2007

Consolidated costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Acquisition of unproved properties	—	23	23	—	—	—	—	—	—
Exploration costs	567	19	586	631	71	702	545	31	576
Development costs	3,668	77	3,745	5,848	111	5,959	4,225	265	4,490

Total costs incurred	4,235	119	4,354	6,479	182	6,661	4,770	296	5,066

	2009			2008			2007

Company’s share in equity method investees’ costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Exploration costs	36	—	36	34	—	34	—	—	—
Development costs	3	—	3	2	—	2	18	—	18

Total costs incurred	39	—	39	36	—	36	18	—	18

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Results of operations from oil and gas producing activities

The following tables include only the revenues and expenses directly associated with oil and gas producing activities. It does not include any allocation of the interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to net earnings of the oil and gas operations.

Differences between these tables and the amounts shown in Note 8, “Consolidated Business Segment Information”, for the exploration and production business unit, relate to additional operations that do not arise from those properties held by the Company.

	2009			2008			2007

Consolidated results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Net sales to unaffiliated parties	3,236	173	3,409	3,363	190	3,553	2,737	12	2,749
Net intersegment sales	14,823	—	14,823	12,576	—	12,576	13,989	—	13,989

Total net revenues	18,059	173	18,232	15,939	190	16,129	16,726	12	16,738
Production costs	(8,801)	(55)	(8,856)	(8,373)	(21)	(8,394)	(6,989)	(7)	(6,996)
Exploration expenses	(514)	(38)	(552)	(614)	(70)	(684)	(465)	(57)	(522)
Depreciation and expense for valuation allowances	(3,708)	(334)	(4,042)	(3,985)	(95)	(4,080)	(3,572)	(4)	(3,576)
Other	(422)	—	(422)	(275)	—	(275)	(190)	—	(190)

Pre-tax income (loss) from producing activities	4,614	(254)	4,360	2,692	4	2,696	5,510	(56)	5,454
Income tax expense	(1,730)	—	(1,730)	(1,030)	—	(1,030)	(2,314)	—	(2,314)

Results of oil and gas producing activities	2,884	(254)	2,630	1,662	4	1,666	3,196	(56)	3,140

	2009			2008			2007

Company’s share in equity method investee’s results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Net sales to unaffiliated parties	108	—	108	110	—	110	138	—	138
Net intersegment sales	20	—	20	11	—	11	—	—	—

Total net revenues	128	—	128	121	—	121	138	—	138
Production costs	(99)	—	(99)	(40)	—	(40)	(45)	—	(45)
Depreciation and expense for valuation allowances	(11)	—	(11)	(31)	—	(31)	(24)	—	(24)

Pre-tax income (loss) from producing activities	18	—	18	50	—	50	69	—	69
Income tax expense	(7)	—	(7)	(18)	—	(18)	(24)	—	(24)

Results of oil and gas producing activities	11	—	11	32	—	32	45	—	45

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Oil and gas reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible (from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations) prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within reasonable time. In some cases, substantial investments in new wells and related facilities may be required to recover proved reserves.

Information on net proved reserves as of December 31, 2009 was calculated in accordance with the SEC’s new rules and FASB’s ASC 932 as amended (see Note 13.n). Consequently, crude oil prices used to determine reserves are set at the beginning of every month, for crude oils of different quality produced by the Company, considering the realized prices for crude oils of such quality in the domestic market until 2011, taking into account the effects of export taxes according to Law Nº 26,217 which are enforceable until such year, and the unweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2009, which refers to the WTI prices adjusted by each different quality produced by the Company, for the following years. Additionally, and considering that there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves. Information on net proved reserves as of December 31, 2008 and 2007 was calculated using year-end prices and costs, respectively.

Net reserves are defined as that portion of the gross reserves attributable to the interest of YPF after deducting interests owned by third parties. In determining net reserves, the Company excludes from its reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from the reported reserves despite the fact that such payments are referred to as “royalties” under local rules. The same methodology is followed in reporting our production amounts.

Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on concessions and leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.

YPF’s estimated proved reserves as of December 31, 2009, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D-seismic data, calibrated with available well control. Where applicable, surface geological information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

The use of new reliable technology as well as the change to an average of the first-day of the month prices from year-end prices to calculate proved reserves did not have any material impact on YPF’s proved reserves volumes in 2009.

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The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2009, 2008 and 2007 and the changes therein.

	Crude oil, condensate and natural gas liquids (Millions of barrels)

	2009				2008				2007

Consolidated Reserves	Argentina		Other foreign	Worldwide	Argentina		Other foreign	Worldwide	Argentina		Other foreign	Worldwide

Proved developed and undeveloped reserves
Beginning of year	579		1	580	617		6	623	674		6	680
Revisions of previous estimates	38		1	39	35		(4)	31	46		—	46
Extensions, discoveries and improved recovery	29		—	29	41		—	41	17		—	17
Production for the year(3)	(110)		(1)	(111)	(114)		(1)	(115)	(120)		—	(120)

End of year(4)	536(1)		1	537	579	(1)	1	580	617	(1)	6	623

Proved developed reserves
Beginning of year	450		1	451	460		—	460	521		—	521
End of year	428	(2)	1	429	450	(2)	1	451	460	(2)	—	460

	Crude oil, condensate and natural gas liquids (Millions of barrels)

	2009			2008			2007

Company’s share in equity method investee’s proved reserves	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Proved developed and undeveloped reserves
Beginning of year	1	—	1	2	—	2	3	—	3
Revisions of previous estimates	2	—	2	—	—	—	—	—	—
Extensions, discoveries and improved recovery	—	—	—	—	—	—	—	—	—
Production for the year	(1)	—	(1)	(1)	—	(1)	(1)	—	(1)

End of year	2	—	2	1	—	1	2	—	2

Proved developed reserves
Beginning of year	1	—	1	1	—	1	2	—	2
End of year	2	—	2	1	—	1	1	—	1

(1)	Includes natural gas liquids of 83, 98 and 114 as of December 31, 2009, 2008 and 2007, respectively.
(2)	Includes natural gas liquids of 67, 71 and 76 as of December 31, 2009, 2008 and 2007, respectively.
(3)	Crude oil, condensate and natural gas liquids production for the years 2009, 2008 and 2007 includes approximately 14, 14 , and 14, respectively, of crude oil, condensate and natural gas liquids equivalent to royalties, whether payable in cash or in kind, where the royalty owner has not a direct interest in the underlying production and the option and ability to make lifting and sale arrangement independently.
(4)	Proved reserves of crude oil, condensate and natural gas liquids as of December 31, 2009, 2008 and 2007, include approximately 67, 70 and 74, respectively, of crude oil, condensate and natural gas liquids equivalent to royalties, whether payable in cash or in kind, where the royalty owner has not a direct interest in the underlying production and the option and ability to make lifting and sale arrangement independently.

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	Natural gas (Billions of standard cubic feet) (1) (2)

	2009			2008			2007

Consolidated reserves	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Proved developed and undeveloped reserves
Beginning of year	3,096	3	3,099	3,702	6	3,708	4,008	7	4,015
Revisions of previous estimates	36	—	36	(132)	(2)	(134)	319	—	319
Extensions and discoveries	70	—	70	132	—	132	9	—	9
Production for the year(2)	(532)	(1)	(533)	(606)	(1)	(607)	(634)	(1)	(635)

End of year(3)	2,670	2	2,672	3,096	3	3,099	3,702	6	3,708

Proved developed reserves
Beginning of year	2,216	3	2,219	2,438	3	2,441	2,568	3	2,571
End of year	2,100	2	2,102	2,216	3	2,219	2,438	3	2,441

	Natural gas (Billions of standard cubic feet) (1) (2)

	2009			2008			2007

Company’s share in equity method investee’s proved reserves	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Proved developed and undeveloped reserves
Beginning of year	49	—	49	51	—	51	73	—	73
Revisions of previous estimates	17	—	17	16	—	16	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Production for the year	(17)	—	(17)	(18)	—	(18)	(22)	—	(22)

End of year	49	—	49	49	—	49	51	—	51

Proved developed reserves
Beginning of year	49	—	49	31	—	31	52	—	52
End of year	49	—	49	49	—	49	31	—	31

(1)	Excludes quantities which have been flared or vented.
(2)	Natural gas production for the years 2009, 2008 and 2007 includes approximately 56, 69 and 72, respectively, of gas equivalent to the royalties, whether payable in cash or in kind, where the royalty owner has not a direct interest in the underlying production and the option and ability to make lifting and sale arrangement independently.
(3)	Proved reserves of natural gas as of December 31, 2009, 2008 and 2007, include approximately 280, 377 and 423, respectively, of natural gas equivalent to royalties, whether payable in cash or in kind, where the royalty owner has not a direct interest in the underlying production and the option and ability to make lifting and sale arrangement independently.

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Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. For the year ended December 31, 2009, future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at the price used for reserves estimate as of December 31, 2009 (the “average price”). Consequently, for 2009 year crude oil prices used to determine reserves are set at the beginning of every month, for crude oils of different quality produced by the Company, considering the realized prices for crude oils of such quality in the domestic market until 2011, taking into account the effects of export taxes according to Law Nº 26,217 which are enforceable until such year, and the unweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2009, which refers to the WTI prices adjusted by each different quality produced by the Company, for the following years. Additionally, and considering that there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during 2009 to determine its gas reserves. For the years ended December 31, 2008 and 2007, future cash flows were calculated using year-end selling prices, adjusted in those instances where future sales were covered by contracts at specified prices.

Future production costs include the estimated expenditures related to production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantling and abandonment of wells, assuming year-end costs continue without consideration of future inflation. Future income taxes were determined by applying statutory rates to future cash inflows less future production costs and less tax depreciation of the properties involved. The present value was determined by applying a discount rate of 10% per year to the annual future net cash flows.

The future cash inflows and outflows in foreign currency have been remeasured at the selling exchange rate of Argentine pesos 3.80, 3.45 and 3.15 to US$ 1, as of December 31, 2009, 2008 and 2007, respectively.

The standardized measure does not purport to be an estimate of the fair market value of the Company’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the time value of money and the risks inherent in producing oil and gas.

	2009			2008			2007

Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Future cash inflows(1)	111,797	265	112,062	88,852	289	89,141	120,976	1,871	122,847
Future production costs	(41,430)	(139)	(41,569)	(39,449)	(144)	(39,593)	(34,829)	(498)	(35,327)
Future development costs	(13,793)	—	(13,793)	(11,753)	(4)	(11,757)	(9,164)	(145)	(9,309)
Future income tax expenses	(13,889)	(44)	(13,933)	(7,759)	(49)	(7,808)	(22,390)	(430)	(22,820)
10% annual discount for estimated timing of cash flows	(11,917)	(8)	(11,925)	(7,899)	(25)	(7,924)	(18,546)	(218)	(18,764)

Standardized measure of discounted future net cash flows	30,768	74	30,842	21,992	67	22,059	36,047	580	36,627

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	2009			2008			2007

Company’s share in equity method investee’s standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Future cash inflows(1)	537	—	537	627	—	627	409	—	409
Future production costs	(145)	—	(145)	(121)	—	(121)	(103)	—	(103)
Future income tax expenses	(130)	—	(130)	(178)	—	(178)	(89)	—	(89)
10% annual discount for estimated timing of cash flows	(68)	—	(68)	(62)	—	(62)	(33)	—	(33)

Standardized measure of discounted future net cash flows	194	—	194	266	—	266	184	—	184

(1)	Future cash inflows are stated net of the impact of withholdings on exports until 2011, according to the provisions of Law No. 26,217.

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Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2009, 2008 and 2007:

	2009		2008	2007

	Consolidated	Company’s share in equity method investees

Beginning of year	22,059	266	36,627	29,950
Sales and transfers, net of production costs	(9,600)	(169)	(11,353)	(8,304)
Net change in sales and transfer prices, net of future production costs	11,534	(83)	(25,502)	7,056
Changes in reserves and production rates (timing)	3,464	87	1,282	5,391
Net changes for extensions, discoveries and improved recovery	2,745	—	2,250	793
Changes in estimated future development and abandonment costs	(2,416)	(22)	(2,495)	(949)
Development costs incurred during the year that reduced future development costs	2,108	1	2,554	1,762
Accretion of discount	1,896	18	3,428	2,198
Net change in income taxes	(3,159)	69	11,732	(2,123)
Others	2,211	27	3,536	853

End of year	30,842	194	22,059	36,627

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 14, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer

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Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We  consent  to  the  incorporation  by  reference  in  the  Registration  Statements  on  Form  F-3  filed  by  YPF  Sociedad  Anónima  (“YPF”)  with  the  Securities  and  Exchange  Commission  (File  Nos.  333-149313,  333-170848  and  333-172317), of our report  dated  June  28,  2010  (March  11,  2011  as  to  the  effects  of  the  change  in  accounting  policy  described  in  Note  1.b  to  the  consolidated  financial  statements  of  YPF),  relating  to  the  consolidated  financial  statements  of  YPF,  which  report  expresses  an  unqualified  opinion  and  includes  explanatory  paragraphs  stating  that:  (i)  the  consolidated  financial  statements  of  YPF  have  been  retrospectively  adjusted  for  effecting  the  change  in  the  Company’s  accounting  policy  in  relation  to  recognition  the  deferred  income  tax  liability  due  to  the  application  of  the  method  for  restatement  in  constant  Argentine  pesos,  as  discussed  in  Note  1.b  to  the  consolidated  financial  statements  of  YPF;  and  (ii)  the  accounting  principles  generally  accepted  in  Argentina  vary  in  certain  significant  respects  from  accounting  principles  generally  accepted  in  the  United  States  of  America  and  that  the  information  relating  to  the  nature  and  effect  of  such  differences  is  presented  in  Notes   13,  14  and  15  to  the  consolidated  financial  statements  of  YPF,  and  to  the  reference  to  us  under  the  heading  “Experts”  in  the  Prospectus,  which  is  part  of  this  Registration  Statement.

Buenos Aires, Argentina
March 11, 2011

Deloitte & Co. S.R.L.

/s/ Diego O. De Vivo
Diego O. De Vivo
Partner